Exhibit 21.1
Subsidiaries of Chime Financial, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Chime Capital, LLC	Delaware
Chime Enterprise, LLC	Delaware
Chime Financial Canada, Inc.	Canada
Chime Insurance Services, LLC	Delaware
Chime Payments, Inc.	Delaware
Chime Processing, LLC	Delaware